

January 19, 2024

John Rettig
Chief Financial Officer
BILL Holdings, Inc.
6220 America Center Drive, Suite 100
San Jose, CA 95002

>   **Re: BILL Holdings, Inc.**
>   **Form 10-K for the fiscal year ended June 30, 2023**
>   **Form 8-K furnished on August 17, 2023**
>   **File No. 001-39149**

Dear John Rettig:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended June 30 , 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Fiscal 2023 and 2022, page 65

1. We note your disclosure that transaction fee revenue increased partially due to the mix of transaction revenue shifting to variable-priced products. Please explain to us, in greater detail, why shifting to a variable-priced product resulted in an increase in revenue.

Consolidated Financial Statements
Note 2 - Revenue, page 97

2. Please tell us what consideration was given to separately disclosing the amount of subscription revenue versus transaction revenue here and in your MD&A. In this regard, we note that you provide such quantification in your earnings releases on Form 8-K. Refer to ASC 606-10-55-89 through -91.

3.   We note your remaining performance obligation disclosure indicates that you expect to recognize approximately 77% within two years. Please tell us what consideration was given to disclosing the amount of revenue to be recognized in the next fiscal year. As part of your response, provide us with a breakdown of the amount of revenue expected to be recognized in year 1 versus year 2.

Form 8-K furnished on August 17, 2023

Exhibit 99.1
Reconciliation of net loss, page 13

4.   We note that your measure of non-GAAP net income (loss) does not appear to include the tax impact of your non-GAAP adjustments. Considering the significant non-GAAP net income in fiscal year 2023, please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit. Refer to Non-GAAP C&DI Question 102.11.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Raj Aji